Exhibit 99.3

BROOKFIELD INFRASTRUCTURE CORPORATION

(the “Corporation”)

CERTIFICATE OF OFFICER

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Financial and Consumer Services Division, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Superintendent of Securities, Nunavut
Office of the Yukon Superintendent of Securities

RE:	Abridgement of time pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)

The undersigned, Michael Ryan, duly appointed Corporate Secretary of the Corporation, hereby certifies for and on behalf of the Corporation and not in his personal capacity, intending that the same may be relied upon by you without further inquiry, that the Corporation is relying on section 2.20 of NI 54-101 pertaining to the abridgement of time prescribed by subsections 2.2(1) and 2.5(1) of NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

1.

the Corporation has arranged to have “proxy-related materials” (as defined in NI 54-101) for the special meeting of the Corporation to be held on December 3, 2024 to be sent in compliance with the timing requirements in sections 2.9 and 2.12 of NI 54-101;

2.	the Corporation has arranged to carry out all of the requirements in NI 54-101 in addition to those described in paragraph 1 above; and

3.	the Corporation is relying upon section 2.20 of NI 54-101.

[Remainder of page intentionally left blank.]

DATED as of this 1st day of November, 2024.

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/Michael Ryan
Name: Michael Ryan Title: Corporate Secretary

[Signature Page – Certificate of Abridgement]